Amf
12/9/2003



AND EXCHANGE COMMISSION
IINGTON, D.C. 20549
FACING PAGE

VF 12-4-03

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-30700

REPORT FOR THE PERIOD BEGINNING 10/01/02 AND ENDING 09/30/03
MM/DD/YY MM/DD/YY



A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Firm ID No.

INVESTMENT PLACEMENT GROUP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

7724 Girard Ave., Second Floor
(No. and Street)

La Jolla	California	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Billy Preciado, CFO (858) 459-2344
(Area Code Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

DELOITTE & TOUCHE LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive	Costa Mesa,	California	92626
(ADDRESS)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant

___ Public Accountant

___ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See section 240.17a-5(e)(2)

8-12-11

OATH OR AFFIRMATION

I, David Guss, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Investment Placement Group (the "Company"), as of September 30, 2003 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



11/24/03

Signature Date

President
Title



Notary Public



CHRISTINA BAKER-HARO
Commission # 1351826
Notary Public - California
San Diego County

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing page.
(x) (b) Statements of Financial Condition.
(x) (c) Statements of Income.
(x) (d) Statements of Cash Flows.
(x) (e) Statements of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not applicable).
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable).
( ) (i) Information Relating to the Possession or Control Requirements Rule for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable).
( ) (j) A Reconciliation, including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with respect to Methods of Consolidation (Not required).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control) (filed concurrently and included in the Public Report as a separate document).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

INVESTMENT PLACEMENT GROUP
(SEC I.D. No. 8-30700)


SEC MAIL
WASH, D.C.

STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2003 AND 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL
****

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Investment Placement Group:

We have audited the accompanying statements of financial condition of Investment Placement Group (the "Company") as of September 30, 2003 and 2002, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of Investment Placement Group at September 30, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 26, 2003

INVESTMENT PLACEMENT GROUP

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2003 AND 2002

ASSETS	2003	2002
Cash and cash equivalents	$ 1,365,744	$ 564,420
Deposits with clearing organizations	101,147	100,228
Receivables from clearing organizations	156,981	85,688
Trading securities	1,100,847	785,149
Notes receivable from stockholders and employees	67,690	411,878
Interest receivable	74,983	96,662
Other receivables	51,981	29,008
Deferred income taxes—net	33,787	118,394
Property—net	465,795	431,195
Prepaid expenses and other assets	40,376	58,720
Income tax receivable	108,604	
TOTAL	$ 3,567,935	$ 2,681,342

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES:		
Payable to brokers and dealers in securities	$ 887,141	$ 399,834
Accounts payable and accrued liabilities	1,155,549	624,866
Unearned management fees	105,376	95,594
Income tax payable		3,808
Total liabilities	2,148,066	1,124,102
COMMITMENTS (Note 9)		
STOCKHOLDERS' EQUITY:		
Common stock, no par value—1,000,000 shares authorized; 111,000 shares issued and outstanding	401,892	401,892
Retained earnings	1,017,977	1,155,348
Total stockholders' equity	1,419,869	1,557,240
TOTAL	$ 3,567,935	$ 2,681,342

See notes to the financial statements.

INVESTMENT PLACEMENT GROUP

NOTES TO THE STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—Investment Placement Group (the "Company") provides broker-dealer services primarily to foreign investors. The Company is a California corporation. All customer and Company marketable securities transactions are cleared through Bear Stearns Security Corp.

Trading Securities—Trading securities are stated at fair value, based on quoted market prices, and consist principally of United States, Mexico and Brazil issues of government bonds and corporate equities held for investment purposes.

Property—Property is stated at cost. Depreciation and amortization are provided for using straight-line over the estimated useful lives of the assets:

Equipment	5 years
Furniture, fixtures and automobiles	7 years
Leasehold improvements	5 to 10 years

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are composed of highly liquid investments with maturities of three months or less.

Income Taxes—Deferred income taxes are provided for temporary differences between income tax bases and financial reporting bases of the Company's assets and liabilities utilizing currently enacted tax laws and rates in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Future tax benefits are recognized to the extent that the realization of such benefits is more likely than not.

Long-Lived Assets—The Company assesses the facts and circumstances to determine whether property and equipment, and intangible or other assets, may be impaired and whether or not an evaluation of recoverability would be performed as required under SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. At September 30, 2003, there were no adjustments to the carrying value of the Company's long-lived assets.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

Reclassifications—Certain reclassifications have been made to the 2002 financial statements in order to conform to the 2003 financial statement presentation.

2. DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits with clearing organizations at September 30, 2003 and 2002 consisted of cash totaling $101,147 and $100,228, respectively.

3. PAYABLE TO BROKERS AND DEALERS IN SECURITIES

The payable to brokers and dealers in securities is collateralized by the Company's trading securities and incurs interest at a fluctuating rate (2.50% and 3.75% at September 30, 2003 and 2002, respectively) that generally corresponds to the brokers' call money rate plus .25%.

4. RELATED PARTY TRANSACTIONS

The notes outstanding at September 30, 2003 are from stockholders and employees and are unsecured. Such notes bear interest at rates ranging from 7% to 8% and are due through February 28, 2005.

At September 30, 2003 and 2002, interest receivable includes amounts due from stockholders and employees of $51,332 and $75,660, respectively. The Company also had a noninterest-bearing loan, payable on demand, from an employee of $9,000 as of September 30, 2003 and 2002, recorded in other receivables.

5. TRADING SECURITIES

Trading securities consist of the following at September 30:

	2003	2002
Government bonds:		
United States	$ 486,623	$ 170,439
Mexico	464,120	522,569
Brazil	84,000	35,671
Corporate equities	66,104	56,470
Total (cost: $1,178,016 and $863,238, respectively)	$ 1,100,847	$ 785,149

6. PROPERTY

Property consisted of the following at September 30:

	2003	2002
Leasehold improvements	$ 370,667	$ 339,156
Furniture and fixtures	338,824	272,868
Office equipment	233,027	205,370
Automobiles	108,791	108,790
	1,051,309	926,184
Accumulated depreciation and amortization	(585,514)	(494,989)
	$ 465,795	$ 431,195

7. INCOME TAXES

The tax effects of significant items comprising the Company's net deferred tax asset are as follows at September 30:

	2003	2002
Deferred tax asset:		
Deferred rent	$ 3,064	$ 3,473
Depreciation	8,114	6,313
Charitable contribution	9,336	5,307
Net unrealized loss on trading securities	18,399	18,617
Net operation loss	793	
Foreign tax credit		89,249
Total deferred tax asset	39,706	122,959
Deferred tax liability:		
Prepaid insurance	(4,099)	(3,074)
State tax	(1,820)	(1,491)
Total deferred tax liability	(5,919)	(4,565)
Net deferred tax asset	$ 33,787	$ 118,394

8. PROFIT SHARING PLAN

The Company has a contributory profit-sharing plan under which it makes contributions to a trust for the benefit of substantially all employees. Company contributions vest 100% after three or more years of service. Benefits are paid from the trust, in accordance with the terms of the plan, upon retirement, disability or death. Company contributions to the plan are determined by the board of directors and shall not exceed the maximum amount allowed by the Internal Revenue Code. The plan may be discontinued by the Company at any time.

9. COMMITMENTS

Settlement of Securities Transactions—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

The Company leases its office space and certain equipment under operating leases that expire through March 2011. The Company's office space is leased from an affiliate. Future minimum lease payments under noncancelable operating leases, which primarily relate to office space leased from an affiliate, are as follows at September 30, 2003:

Year Ending September 30	
2004	$ 216,435
2005	214,695
2006	211,215
2007	211,215
2007	211,215
Thereafter	528,038
Total	$1,592,813

Legal Matters—Various legal actions are pending against the Company, which relate to the Company's underwriting and advisory activities. Certain of the legal actions could involve significant amounts. In the opinion of management after consultation with outside legal counsel, the resolution of the various lawsuits will not result in a material effect on the Company's financial position.

10. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The Company's ratios at September 30, 2003 and 2002 were 1.94 and 2.66 to 1, respectively. The basic concept of the rule is liquidity, its objective being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At September 30, 2003 and 2002, the Company had net capital of $650,257 and $272,786, respectively, which was $550,257 and $172,786, respectively, in excess of the amount required by the Securities and Exchange Commission.

12. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(B) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting securities transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

* * * * * *

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

Deloitte & Touche

November 26, 2003

Investment Placement Group
7724 Girard Avenue, Second Floor
La Jolla, California 92037

In planning and performing our audit of the financial statements of Investment Placement Group (the "Company") for the year ended September 30, 2003 (on which we issued our report dated November 26, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 nor in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System nor in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above:

> The size of the business and resultant limited number of employees necessarily impose practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2002 financial statements, and this report does not affect our report on such financial statements dated November 26, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP